February 28, 2011

Linda Stirling

Senior Counsel

U.S. Securities and Exchange Commission

Office of Disclosure and Review

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:

Dunham Funds (the “Registrant”), File Nos. 333-147999, 811-22153

Dear Ms. Stirling:

On behalf of the Registrant, this letter responds to the comment you provided to Parker Bridgeport with respect to the Schedule 14C Preliminary Information Statement filed by the Dunham Funds (the “Registrant”) related to the Dunham Monthly Distribution Fund (the “Fund”).  For your convenience, I have summarized the comment below.  Please find below the Registrant's responses to the comment.

1.

Comment.  Pursuant to Item 22(c)(10) of Schedule 14A, if the investment sub-adviser acts as such with respect to any other Fund having a similar investment objective, identify and state the size of such other Fund and the rate of the investment sub-adviser's compensation.  Also indicate for any Fund identified whether the investment sub-adviser has waived, reduced, or otherwise agreed to reduce its compensation under any applicable contract.

Response.  The Registrant confirms that the investment sub-adviser does not act as such with respect to any other Fund having a similar investment objective.

The Trust has authorized us to acknowledge on its behalf that:

1.

The Trust is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this filing please contact JoAnn M. Strasser at (513) 352-6725.

Very truly yours,

/s/ THOMPSON HINE LLP

THOMPSON HINE LLP